SAMSON OIL & GAS LIMITED PROVIDES OPERATIONAL ADVICE ON STATE GC #2

Denver 1600 hours May 26, Perth 0700 hours May 27 2008

STATE GC#2 (Working Interest SSN 37%, Net Revenue Interest 28.3%)
The State GC #2 well has been fracture stimulated in the lower of two zones of the Lower Leonard over the interval 11,347 to 11,470 feet on Friday May 16th. The stimulation used 56,000 gallons to place 68,000 pounds of sand. The frac string was then recovered and production tubing run and the well flowed and swabbed to recover the frac fluids. The production operations commenced on Friday May 17th and continued up until Saturday May 24th, at which point the well has been placed on production using a plunger lift system.

As expected the initial swab runs were composed of stimulation fluids but during the course of the swabbing operation the oil cut has increased and the final swab run ahead of placing the well on production using a plunger lift system was 90 percent oil. The swab rate was at a nominal 180 BOPD. This rate is however only indicative as this particular swab operation was restricted to a 4 hour period. However, during the prior operational day, the oil rate over a longer, 8 hour period was at a rate of 174 BOPD.

A significant volume of stimulation fluid has yet to be recovered (approximately 1260 barrels) and, until the majority of this fluid is recovered, the oil rate cannot be established, however the well performance would generally be expected to improve as these fluids are recovered. The plunger lift system will enable the remaining frac fluids to be recovered on a continuous basis, which will enable a better view as to the long term potential of this zone.

The second, upper zone in the Lower Leonard has been perforated over the interval 11,347 and 11394 feet and will be stimulated within the next two weeks after the lower zone has stabilized and then the two zones will be commingled.

Samson’s shares (SSN: Amex and ASX) are traded on both the American Stock Exchange and on Australian Securities Exchange. On the Amex, Samson trades an American Depository Share, each of which represent 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED
For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in this release that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will”. Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information. While Samson understands that the Operator of the State GC#2 will continue to conduct completion operations in the well and undertake the operations on schedule, these operations could be delayed or curtailed and may vary from current expectations as the result of various factors, including but not limited to equipment availability or breakage, or other unanticipated difficulties that could delay those events and change those expectations. In addition, the oil flow rates measured thus far may not reflect a long term established rate for the well.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, which is available at www.sec.gov/edgar/searchedgar/webusers.htm.

Information contained in this report relating to hydrocarbon reserves was compiled by the Managing
Director of Samson Oil & Gas Ltd.., T M Barr a Geologist who holds an Associateship in Applied
Geology and is a fellow of the Australian Institute of Mining and Metallurgy who has 30 years relevant experience in the oil & gas industry.